+1 212 450 4000 davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

July 30, 2025

Re:	Global Health Solutions, Inc. Draft Registration Statement on Form S-1 CIK No. 0002023016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Vanessa Robertson Sasha Parikh Lauren Sprague Hamill Alan Campbell

Ladies and Gentlemen:

On behalf of our client, Global Health Solutions, Inc., dba Turn Therapeutics (the “Company” or “Turn”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 submitted on June 20, 2025 (the “Draft Registration Statement”) contained in the Staff’s letter dated July 17, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) together with this response letter. The Amended Draft Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Draft Registration Statement.

Draft Registration Statement on Form S-1

Prospectus Summary, page 2

1.	Here and throughout where appropriate, please revise statements that are drafted in the present tense and qualify conclusory “will” statements to clarify those aspects of your business plan and strategy that are currently aspirational. Also, please revise statements that assume or otherwise imply the successful completion of required development steps or the receipt of regulatory approvals. For instance, please note the following non-exhaustive examples:

•	“Upon successful completion of these studies, we intend to jointly develop the remaining clinical and regulatory programs with IAVI to bring the stabilized intranasal Marburg vaccine to market...” (page 5)

•	“Leveraging this data, its previous FDA clearance in atopic dermatitis management, and other clinical and preclinical data, the company will move from this RCT to IND to Phase 3’s, followed by new drug approval submission.” (page 7)

•	“Such revenue streams have in the past and will in the future provide funding support for our internal research and development (“R&D”) and regulatory programs.” (page 7)

Division of Corporation Finance U.S. Securities and Exchange Commission

•	“Upon successful development and commercialization of the FleX Product in the Territory, we are eligible to receive milestone payments..” (page 8)

•	“Turn Therapeutics is seeking FDA drug approval for GX-03/Hexagen as a topical, non-steroidal, non-biologic immunotherapy” (page 10)

•	“This vaccine candidate will be submitted as a drug product under an NDA or a BLA for a rare tropical disease (Marburg Virus) and a critical pathogen.” (page 74)

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Draft Registration Statement to clarify statements that were previously drafted in the present tense and qualified aspirational “will” statements for aspects of the Company’s business plan and strategy that are currently aspirational. The Company has revised statements that assume or otherwise imply the successful completion of required development steps or regulatory approvals throughout the Amended Draft Registration Statement.

2.	Here and throughout where appropriate, please remove or revise references to your “established real-world safety record across commercial and pre-commercial products” or “safety profile” as well as any statements, such as the non-exhaustive list of examples below, that present or imply your conclusions or beliefs regarding the safety or efficacy of your product candidates in the drug context. We note that such determinations are solely within the authority of the FDA and comparable regulatory bodies. With respect to safety, we will not object to statements that your drug candidates were well-tolerated, if true, or that no serious adverse events deemed to be study-related were reported. You may also present a balanced summary of objective pre-clinical and clinical data, including whether studies or clinical trials trial met primary and secondary endpoints without including your conclusions related to safety or efficacy.

•	“A growing amount of feedback from physicians, case reports and published data on our technology, in particular the Hexagen formula, indicate meaningful clinical efficacy in conditions such as moderate to severe eczema and onychomycosis.” (pages 2 and 64)

•	“We believe this continuity provides strong predictability and familiarity in terms of human safety and tolerability.” (pages 3 and 65)

•	“This safety record supports regulatory submissions, derisks clinical development, and provides a strong foundation for physician and patient confidence as we advance our therapeutic programs.” (pages 6 and 68)

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Draft Registration Statement to remove or clarify statements that present or imply the Company’s conclusions or beliefs regarding the safety or efficacy of its product candidates in the drug context. The Company has also revised the disclosure on pages 2-3, 59-60 and 69 of the Amended Draft Registration Statement to present a summary of objective pre-clinical and clinical data for its technology, in particular the Hexagen formula.

3.	We note references here and elsewhere throughout to “published data on [your] technology, in particular the Hexagen formula” and to “published case studies reporting therapeutic benefit beyond wound care.” Please summarize the parameters and results of these data and case studies, or otherwise revise or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2-3, 14-15, 59-60, 69 and 81 of the Amended Draft Registration Statement to summarize the parameters and results of an in-clinic, investigator-initiated study related to its Hexagen formula and to provide more details on the parameters and results of the white paper patient case studies and in-vivo xenograft studies.

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Division of Corporation Finance U.S. Securities and Exchange Commission

4.	Please revise here, and elsewhere throughout where appropriate, to define acronyms at first use. By way of example only, we note that the following do not appear to have been so-defined:

•	“CMC” (page 4)

•	“RCT” (page 7)

•	“VSV” (page 5)

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Draft Registration Statement to define acronyms in the first instance.

Overview, page 2

5.	Please revise your discussion of your potential application of your PermaFusion technology outside of the dermatology and wound programs as follows:

•	Please revise to provide context for your discussion regarding the development of intranasal vaccines by disclosing the development status of this program. If true, disclose as you do on page 22 that this program is in the preclinical development stage.

•	We note the statement on page 2 and elsewhere throughout that your intranasal vaccine initiative “highlights the platform’s versatility and its potential to unlock new therapeutic categories beyond dermatology.” Please revise to explain how this statement is consistent with your disclosure on page 5 that the near-term objective of your vaccine collaboration with IAVI is “[to establish] proof of concept for the platform” as a non-cold chain limited delivery solution for live vaccines, or otherwise advise.

•	You state on page 2 and elsewhere that you have “completed preclinical work in ocular formulations, pre-surgical infection prophylaxis, and skin cancer, further underscoring the potential breadth of opportunity enabled by [your] platform.” Please provide support and context for this statement. Revise to briefly disclose the outcome of your completed preclinical work, and discuss your plans with respect to your development plans in these indications, if any, or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the statements regarding the potential application of its PermaFusion technology outside of the dermatology and wound programs on pages 2, 59 and 69 of the Amended Draft Registration Statement.

The Company has revised the disclosure on pages 2, 6, 59-60 and 69 of the Amended Draft Registration Statement to disclose the development status of its intranasal vaccine program and to provide additional context regarding its beliefs regarding the use case of its PermaFusion technology.

The Company has also disclosed the outcome of its completed preclinical work and its development plans in these indications on pages 3, 60 and 69-70 of the Amended Draft Registration Statement.

6.	In light of your disclosures throughout that drug development is an inherently uncertain process, please remove or revise the following statements referencing “predictability”:

•	“Based on clinical insight, market opportunity, and the predictability offered by these insights, we selected these two conditions as the focus of our lead drug development programs.” (pages 2 and 64)

•	“We believe this continuity provides strong predictability and familiarity in terms of human safety and tolerability.” (pages 3 and 65)

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Division of Corporation Finance U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the Amended Draft Registration Statement.

Core Products and Programs, page 3

7.	Both here and on pages 64 and 65 where appropriate:

•	Please clarify your description of the current status of your Sterile Collagen/Hexagen Powder medical device and the remaining steps to be completed prior to FDA clearance, if any. In this regard, we note that it is not clear why you state that this product candidate is currently “in...FDA review.” We note that on page 75, you state that you expect clinical testing to be completed before the end of 2025, at which time you expect MiMedx to submit data to the FDA for review as a De Novo submission. Please revise throughout and on page 75 to remove any statement that you “anticipate clearance” in 2026 upon completion of the FDA’s review. Instead, please clarify that after any De Novo request is accepted, the FDA will conduct a substantive review to determine if the device meets the criteria for De Novo classification, and state that there can be no assurance as to the FDA’s final determination.

•	Given your current stage of development and the numerous remaining steps to be completed prior to submitting a NDA for GX-03/Hexagen, please remove the reference to “FDA submission pending” to avoid any implication that a NDA has been submitted to the FDA and/or is currently awaiting review.

Response: In response to the Staff’s comment, the Company has clarified the description of the current status of its Sterile Collagen/Hexagen powder medical device on pages 4 and 71 of the Amended Draft Registration Statement. The Company has removed any statement which notes it “anticipate[s] clearance” in 2025 and clarified that after any De Novo request is accepted, the FDA will conduct a substantive review to determine if the device meets the criteria for De Novo classification and stated that there can be no assurance as to the FDA’s final determination. The Company has removed the reference to “FDA submission pending” on pages 4 and 71 of the Amended Draft Registration Statement.

PIND Meetings Summary and Drug Programs, page 3

8.	Please revise here and on page 65 to disclose when the two PIND meetings with the FDA occurred. Also, we note your statement that you anticipate potential requests for additional nonclinical or clinical studies in connection with your GX-03/Hexagen drug development programs, and that you “plan on conducting the additional required studies in parallel.” Please clarify which studies and/or trials you plan to run in parallel, and as appropriate, disclose whether the FDA indicated its support of this approach in the PIND meetings.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 71 of the Amended Draft Registration Statement to disclose when the two PIND meetings with the FDA occurred. The Company has also revised the disclosure on pages 4 and 71 of the Amended Draft Registration Statement to include which studies and/or trials it plans to run in parallel and disclosed that the FDA indicated its support of this approach in the PIND meetings.

9.	Please revise here and on page 66 to remove your roadmap graphic as it is speculative. You may state the next anticipated step in development for each of your product candidates. Please also remove your claims that you expect to minimize development timelines as these timelines may be impacted by factors that are outside of your control.

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Division of Corporation Finance U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the roadmap graphic on pages 5 and 72 of the Amended Draft Registration Statement to provide appropriate context for its development goals and removed references to minimizing development timelines on pages 4 and 71 of the Amended Draft Registration Statement.

Clinical Highlights for GX-03, page 4

10.	We note your disclosure that you have received FDA clearance for the GX-03/Hexagen formula as a medical device indicated to manage the symptoms of atopic, radiation, and irritant dermatitis, and that you plan to leverage existing prior data, including “in-vivo data,” “mechanism of action studies” and “animal models of atopic dermatitis,” and your 510(k) device clearance (K171191), to support your GX-03/Hexagen drug development programs for moderate-to-severe eczema and onychomycosis. However, we note that here, in the section captioned “Clinical Results” beginning on page 7, and elsewhere throughout, you provide results without providing proper context for such results. For each of the material, completed pre-clinical studies and/or clinical trials discussed in the prospectus, please revise in the Business section to disclose the date(s) of the trials, the sponsor, and the location; subject or patient information (e.g., number of patients enrolled and treated and the criteria for participation); duration of treatment and dosage information (both amount and frequency); the specific endpoints established by the trial protocol; and actual results observed, including the number and nature of drug-related adverse events, if any.

Response: In response to the Staff’s comment, the Company has revised the “Clinical Results” disclosure on pages 9 and 76 of the Amended Draft Registration Statement to provide further context and detail with respect to each material completed pre-clinical studies and/or clinical trials discussed in the prospectus.

Vaccine Delivery Platform & IAVI Collaboration, page 4

11.	We note your disclosure that you achieved a key technical milestone with respect to the development of the intranasal formulation of IAVI’s live Marburg virus vaccine. In this regard, please revise to explain what you mean when you say you achieved “the successful 100% recovery of a live VSV-based vaccine vector.” Additionally, please revise to provide additional context for your statement that you “intend to jointly develop the remaining clinical and regulatory programs with IAVI to bring the stabilized intranasal Marburg vaccine to market.” To the extent known, please disclose the studies and trials you must complete prior to submitting for regulatory approval and the jurisdiction(s) in which you initially plan to seek regulatory approval to market the vaccine assuming the future completion of all requisite steps.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 72 of the Amended Draft Registration Statement.

Competitive Strengths, page 5

12.	Please revise here and elsewhere to avoid characterizing your drug product candidate as potentially “best-in-class” as this statement appears to be premature given your current stage of development.

Response: In response to the Staff’s comment, the Company has removed all references to “best-in-class” in the Amended Draft Registration Statement.

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Division of Corporation Finance U.S. Securities and Exchange Commission

Established Real-World Safety Record Across Commercial and Pre-Commercial Products, page 6

13.	Please revise here and elsewhere to provide the basis for your statement that products developed using your platform have been used in over 200,000 real-world applications in wound care and dermatology. Please also revise to include balancing disclosure that rates of occurrence of adverse events cannot be established with reports to the FDA and should not be used as an indicator of the safety profile of a product or to determine the likelihood of a side effect occurring due to the use of a product. Please also clarify that prior safety and tolerability data in the medical device context may not translate to drug development and remove your references to “derisk[ing]” clinical development.

Response: In response to the Staff's comment, the Company has revised the disclosure on pages 7 and 74 to provide the basis for the 200,000 real-world applications.

The Company has also revised the disclosure on pages 7 and 74 of the Amended Draft Registration Statement to add balancing disclosure, to clarify that prior safety and tolerability data in the medical device context may not translate to drug development and to remove the references to “derisk[ing]” clinical development.

Our Growth Strategy, page 6

14.	We note your statement that you intend to generate recurring revenue from agreements with partners to provide funding support for your R&D programs. Please revise to clarify, if true, that you have not generated these revenues in either of your prior two fiscal years and that you are not currently party to a revenue-sharing agreement for a commercialized product.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 75 of the Amended Draft Registration Statement to clarify that it has not generated these revenues in either of its prior two fiscal years and is not currently party to a revenue-sharing agreement for a commercialized product.

Clinical Results, page 7

15.	We note that you do not appear to discuss any clinical results under this heading. Please revise the title of this heading accordingly or include a discussion of clinical trial results.

Response: In response to the Staff’s comment, the Company has revised the disclosure under “Clinical Results” on pages 9-10 and 76-77 of the Amended Draft Registration Statement to include a discussion of its clinical trial results.

XEAL (K183681), page 7

16.	Please revise here and on page 55 to explain what you mean when you say that you are “currently running an out-licensing process for [Xeal]” and that you have “packaged two of [your] currently FDA-cleared products for out-licensing to advanced wound care organizations.” As appropriate, describe the “out-licensing process,” where each medical device referenced is in this process and any material steps that remain to complete the process.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 77 of the Amended Draft Registration Statement to clarify that it is in active negotiations regarding a potential licensing agreement and removed references to the out-licensing process.

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Division of Corporation Finance U.S. Securities and Exchange Commission

MiMedx Agreement, page 8

17.	We note your disclosure that the term of the MiMedx Agreement runs until the last date on which any licensed product is covered by a valid claim of any of the licensed patents. Please revise to clarify when such patents are expected to expire.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 79 of the Amended Draft Registration Statement to clarify the date that the earliest license patent is currently expected to expire.

Our Market, page 9

18.	We note that it appears you are pursuing your GX-03/Hexagen drug development programs for moderate-to-severe eczema and onychomycosis with the goal of seeking future FDA approval to initially commercialize your product candidates for in the United States. In this regard, please revise your discussion of your addressable markets here and elsewhere as follows, or otherwise advise:

•	We note that you present global market figures for the treatment of atopic dermatitis (i.e., eczema) and onychomycosis. Please revise to disclose your estimates of the total addressable markets in the U.S. end-market that you are initially prioritizing. Additionally, because you plan to develop GX-03/Hexagen for moderate-to-severe eczema, a subset of the overall addressable eczema market, please tailor your disclosure regarding the addressable market for this subset accordingly to the extent known.

•	Please revise your discussion of the Onychomycosis market to disclose the prevalence of this condition in the U.S. population, if known.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 79 of the Amended Draft Registration Statement to provide additional context regarding the addressable market for moderate-to-severe eczema in the United States.

The Company has also revised the disclosure on pages 14 and 81 of the Amended Draft Registration Statement to disclose the prevalence of onychomycosis in the U.S. population.

19.	We note that you present an estimate of the “global vaccine market.” Please revise to disclose a more tailored estimate of the addressable market for the Marburg virus in the jurisdiction(s) where you plan to seek future regulatory approval.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 80 of the Amended Draft Registration Statement to provide a more tailored estimate of the addressable market for the Marburg virus.

Nail Fungus / Onychomycosis: Market Overview and Unmet Needs, page 10

20.	Here and elsewhere, you state that “data presented by independent investigators suggest that Turn’s formulation may achieve clearance rates as high as 70-85% in diverse patient populations (including diabetic), substantially exceeding typical outcomes observed with existing topical agents.” Please revise to address the following:

•	Disclose and describe any investigator-initiated studies or trials of the Hexagen formula. Please identify the independent investigators in any such studies or trials, when any studies or trials occurred, and expand your disclosure to explain how investigator-initiated trials differ from a trial sponsored by the Company.

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Division of Corporation Finance U.S. Securities and Exchange Commission

•	Revise to include a discussion of the observations and “data presented” with respect to your formula, and explain the meaning of the phrase “clearance rates.”

•	Please tell us whether independent investigator-generated data involved a head-to- head comparison of your formula against existing topical agents. If there was no direct comparison of your drug product candidate formula against existing topical therapies, please revise your disclosure so that it does not state or imply the your product candidate has demonstrated superior performance.

•	Include balancing disclosure stating that the data generated by any independent investigators may not predict the results of later clinical trials of any of your current or future product candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 15, 59, 69 and 81 of the Amended Draft Registration Statement to disclose and describe an investigator-initiated study of the Hexagen formula.

The Company also revised the disclosure on pages 2, 15, 59, 69 and 81 of the Amended Draft Registration Statement to include a discussion of the observations and data presented with respect to the Company’s formula, and to remove references to “clearance rates.”

In addition, the Company revised the disclosure on pages 15 and 81 of the Amended Draft Registration Statement to address the Staff’s comments.

Risk Factors

Our business is dependent on the successful development, regulatory approval, and commercialization..., page 22

21.	Your disclosure here indicates that you anticipate commencing a human trial on patients with moderate to severe eczema in the third quarter of 2025. Please clarify here and elsewhere, as needed, to clarify if this trial is distinct from the trial referenced at the top of page 4. Alternatively, please reconcile your disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Amended Draft Registration Statement to reconcile its disclosure and clarify that the trials are identical.

22.	Please revise the third paragraph of this risk factor to identify the developed medical device for which you “expect FDA clearance in 2025” and update the referenced timeline, as appropriate. In this regard, we note your disclosure on page 75 pertaining to the SterileCollagen/Hexagen Powder medical device indicates that you expect clinical testing to be completed before the end of 2025, at which time you expect MiMedx to submit data to the FDA for review as a De Novo submission “which vary in review time from six to nine months.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Amended Draft Registration Statement to identify the Sterile Collagen/Hexagen powder as the medical device for which it expects clinical testing to be completed before the end of 2025 and to clarify its disclosure in response to the Staff's comment. The Company notes that it still expects clinical testing to be completed before the end of 2025 pertaining to the Sterile Collagen/Hexagen Powder, at which time the Company continues to expect MiMedX to submit data to the FDA for review as a De Novo submission.

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Division of Corporation Finance U.S. Securities and Exchange Commission

Our amended and restated certificate of incorporation will require exclusive forum..., page 49

23.	Here and on page 92, please expand your discussion of the risks to shareholders stemming from the federal forum provision to include the risk of increased costs to bring a claim.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and 101 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 58

24.	Please expand your disclosure to explain the nature of your research and development expenses and the reason(s) for the increase.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Amended Draft Registration Statement.

Business

Intellectual Property, page 76

25.	Please revise your discussion in this section to reflect the patent derivation proceeding disclosed on page 33, to the extent that such proceeding relates to any patent or invention that is material to the Company. Alternatively, please advise.

Response: The Company respectfully advises the Staff that the patent derivation proceeding disclosed on page 33 does not relate to any patent or invention that is material to the Company. As part of such derivation proceeding, Marc Selner (“Selner”) requested to be named as the sole inventor of the Company’s U.S. patent application 15/672,197, however the Patent Trial and Appeals Board denied Selner’s request and such decision has not been appealed. The patent application filed by Selner that was challenged by the Company in the derivation proceeding is not currently held by the Company.

26.	Please revise your discussion of your patent portfolio to disclose for each material patent and patent application the specific product(s) to which such patents or applications relate, the type of patent protection, the expiration dates and applicable jurisdictions.

Response: The Company respectfully advises the Staff that the Company’s patent portfolio is generally directed to the PermaFusion process (including oil-based compositions made therewith and methods of treatment using such compositions), and is not organized or structured on a product-by-product basis (i.e., one product does not necessarily have distinct patent protection as compared to another product, rather the patents covering the PermaFusion process and associated compositions relate to all of the Company’s products). Accordingly, describing the patent portfolio on a product-by-product basis would result in duplicative descriptions of the Company’s patents. The expiry dates of the Company’s PermaFusion patents are also included in the disclosure.

Executive and Director Compensation, page 83

27.	Please revise to disclose your employment arrangements with Dr. Ghodadra. To the extent that Dr. Ghodadra is not a full-time employee, please revise to disclose the number of hours per week that he devotes to your company.

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Division of Corporation Finance U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Amended Draft Registration Statement.

2024 Equity Incentive Plan, page 84

28.	We note your disclosure that in connection with the consummation of this offering, your Board is expected approve certain amendments to the 2024 Equity Incentive Plan. Please confirm that you will revise your disclosure to describe such amendments, if any, in a subsequent amendment.

Response: The Company respectfully acknowledges and undertakes to provide supplemental disclosure regarding amendments to the 2024 Equity Incentive Plan in a future amendment to the Amended Draft Registration Statement.

Director Compensation, page 85

29.	We note that in connection with the consummation of this offering, your board intends to adopt and approve a non-employee director compensation program. When available, please confirm that you will revise your disclosure to discuss the material terms of any non-employee director compensation policy, and file any such policy or agreement as an exhibit.

Response: The Company respectfully acknowledges and undertakes to provide supplemental disclosure regarding its non-employee director compensation policy and file such policy as an exhibit to a future amendment to the Amended Draft Registration Statement.

Sale Price History of Our Capital Stock, page 102

30.	Please revise this section to provide the information required by Item 201(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Amended Draft Registration Statement to address Item 201(a) of Regulation S-K.

Notes to Consolidated Financial Statements

9. Licensing Agreements, page F-21

31.	Please revise your disclosure to clarify the following:

•	The nature of the ‘other milestone stipulated in the agreement’,

•	The difference between the $69.55 million of milestone payments that you are eligible to receive upon successful development and commercialization of Flex in the Territory and the $70.55 million disclosed on pages 8 and 56, and

•	The nature of the “one combined performance obligation”.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 61 and 78 of the Amended Draft Registration Statement to clarify that the Company is eligible to receive up to $69.55 million of milestone payments upon successful development and commercialization of Flex in the Territory. The Company advises the Staff that the $69.55 million payments exclude (i) the $1.0 million which it received upon execution of the MiMedX agreement and (ii) the $1.0 million for each additional product developed and commercialized under the MiMedX agreement. The Company has also revised the disclosure on F-page 22 to clarify the nature of the milestones stipulated in the MiMedX agreement and its one combined performance obligation under the MiMedX agreement.

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Division of Corporation Finance U.S. Securities and Exchange Commission

General

32.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act.

Response: The Company undertakes to supplementally provide to the Staff copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, once available.

33.	We note that you intend to apply to list your shares on the Nasdaq Capital Market. Please tell us the listing standard you intend to rely upon in listing your common stock and specifically confirm whether and how you meet each of the quantitative requirements. If you do not meet such quantitative requirements, please explain how you expect to do so.

Response: The Company respectfully advises the Staff that it intends to list its shares on the Nasdaq Global Market, relying on the market value of listed securities standard, which requires, among other things, that the Company has a (i) valuation based market value of listed securities of at least $150 million or compelling evidence-based market value of listed securities of at least $187.5 million, (ii) unrestricted publicly held shares of at least 1.1 million, (iii) valuation based market value of unrestricted publicly held shares of at least $40 million or compelling evidence-based market value of unrestricted publicly held shares of at least $50 million and (iv) unrestricted round lot shareholders of at least 400. The Company confirms it expects to meet each of these quantitative requirements prior to listing.

Please do not hesitate to contact me at (212) 450-4715 or stephen.byeff@davispolk.com or Michael Kaplan at (212) 450-4111 or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Stephen A. Byeff

cc:	Bradley Burnam

Global Health Solutions, Inc.

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